K-Tech Solutions Company Limited

Unit A, 7 / F, Mai On Industrial Building
17 - 21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

September 19, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Eranga Dias

Re:	K-Tech Solutions Company Limited
Registration Statement on Form F-1 (File No. 333- 290261) Request for Acceleration of Effectiveness

Dear Sir,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, K-Tech Solutions Company Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 22, 2025, or as soon thereafter as practicable.

Very truly yours,

K-Tech Solutions Company Limited

By:	/s/ Kwok Yiu Keung
Name:	Kwok Yiu Keung
Title:	Chief Executive Officer and Director